UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2023

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated December 1, 2023 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, December 1, 2023 Comisión Nacional de Valores

RE.: Informs resignation of Member and Alternate Member of the Board of Directors. Article 3, Chapter I, Title XII of the Comisión Nacional de Valores´ Rules

I am writing to you as Attorney in fact of Telecom Argentina S.A. (‘Telecom Argentina’ or the ‘Company’) to inform you that today the Company received resignation letters, as from December 7th 2023, of the Member of the Board of Directors Eduardo Enrique de Pedro and of the Alternate Member of the Board of Directors Juan Santiago Fraschina, whose respective appointments were proposed by FGS Anses.

The Board of Directors of the Company will consider the resignations submitted by the referred Director and Alternate Director in the next meeting to be held.

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	December 1, 2023	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations